United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                         SEC File No.: 000-15260
                                                            CUSIP No.: 286186101

                           NOTIFICATION OF LATE FILING


(Check One):    [ ] Form 10-K and Form 10-KSB;  [ ] Form 20-F;  [ ] Form 11-K;
                [X] Form 10-Q and Form 10-QSB;  [ ] Form N-SAR

For Period Ended: September 30, 2006

[ ] Transition report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

                        PART I: - REGISTRANT INFORMATION


                             Element 21 Golf Company
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                             Full Name of Registrant


                               BRL Holdings, Inc.
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                            Former Name if Applicable


                          200 Queens Quay East, Unit 1
                        Toronto, Ontario, Canada, M5A 4K9
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            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

                       PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's auditors were unable to complete a review of the Registrant's quarterly financials in a timely manner. As a result, the Registrant requires additional time to complete the Form 10-QSB and therefore, the Registrant's Quarterly Report on Form 10-QSB regarding the quarter ended September 30, 2006 could not be timely filed without unreasonable effort or expense.


                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Nataliya Hearn                             416-362-2121
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            (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s).

[X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the reasons stated above, the Registrant does not have final financial statements for its most recently completed quarter as of the date of this filing, and, therefore, specific estimates regarding significant changes in results of operations cannot be made at this time.


                             ELEMENT 21 GOLF COMPANY
                   ------------------------------------------
                   Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                       ELEMENT 21 GOLF COMPANY


Date: November 14, 2006                By: /s/ NATAYLIA HEARN, Ph.D.
                                           -------------------------------------
                                           Nataylia Hearn, Ph.D.
                                           President and Director